                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(1)
                               (AMENDMENT NO. __)*

                          MEDICHEM LIFE SCIENCES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   584662-10-0
                                 (CUSIP NUMBER)

                                 KARI STEFANSSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              deCODE GENETICS, INC.
                                   LYNGHALS 1
                             110 REYKJAVIK, ICELAND
                           TELEPHONE: +354 (570) 1900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 7, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.         NAME OF REPORTING PERSON:                                                                     DECODE GENETICS, INC.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                                       04-3326704

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                       (b) [ ]

3.         SEC USE ONLY
                                                                                                                           OO
4.         SOURCE OF FUNDS:

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                      DELAWARE
6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

                               7.      SOLE VOTING POWER:                                                                  -0-
          NUMBER OF
           SHARES              8.      SHARED VOTING POWER:                                                         16,672,386
        BENEFICIALLY
        OWNED BY EACH          9.      SOLE DISPOSITIVE POWER:                                                             -0-
          REPORTING
         PERSON WITH           10.     SHARED DISPOSITIVE POWER:                                                           -0-

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                                          16,672,386 (1)
           REPORTING PERSON:

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES**                                                                                       [ ]

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                                 62.6%
           (11):

14.        TYPE OF REPORTING PERSON:                                                                                        CO

(1) Shares of MediChem Common Stock are subject to the Stockholders Agreements (as discussed in Items 3, 4 and 5 below). deCODE expressly disclaims beneficial ownership of any shares of MediChem Common Stock covered by the Stockholder Agreements. Based on the number of shares of MediChem Common Stock outstanding as of December 31, 2001 (as represented by MediChem in the Merger Agreement discussed in Items 3, 4 and 5), the number of shares of MediChem Common Stock covered by the Stockholder Agreements represents approximately 62.6% of the outstanding MediChem Common Stock.

ITEM 1.              Security and Issuer.

                     (a)         Name of Principal Executive Offices of Issuer:

                                 MediChem Life Sciences, Inc. ("MediChem")
                                 2501 Davey Road
                                 Woodridge, IL 60517

                     (b)         Title of Class of Equity Securities:

                                 Common Stock, $0.01 par value ("MediChem
                                 Common Stock")

ITEM 2.              Identity and Background.

                     The name of the corporation filing this statement is deCODE genetics, Inc., a Delaware corporation ("deCODE"). deCODE is a genomics and health informatics company which applies and develops modern informatics to collect and analyze data about the Icelandic population in order to develop products and services for the healthcare industry. With its uniquely comprehensive population data, deCODE is attempting to turn its research on the genetic causes of common diseases into a growing range of products and services in gene discovery, pharmaceuticals, DNA-based diagnostics, pharmacogenomics, in silico discovery tools, bioinformatics and medicinal decision support systems. deCODE's executive offices are located at and its principal business address is Lynghals 1, 110 Reykjavik, Iceland.

                     The name, business address, present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each director and executive officer of deCODE are set forth in Annex A hereto and are incorporated herein by reference. During the last five years neither deCODE nor, to the best of deCODE's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither deCODE nor, to the best of deCODE's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              Source and Amount of Funds or Other Consideration.

                     No funds of deCODE were used to purchase shares of MediChem Common Stock. deCODE does not have any economic interest in the shares of MediChem Common Stock. deCODE may be deemed to have obtained beneficial ownership of MediChem Common Stock pursuant to the Stockholder Agreements described below.

                     On January 7, 2002, deCODE entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among deCODE, Saga Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of deCODE ("Merger Sub"), and MediChem. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into MediChem with MediChem continuing as the surviving corporation and a wholly-owned subsidiary of deCODE (the "Merger"). As a result of the Merger, each issued and outstanding share of MediChem Common Stock will be automatically converted into the right to receive 0.3099 shares (the "Exchange Ratio") of common stock, par value $0.001 per share, of deCODE ("deCODE Common Stock"). In addition, each option to purchase capital stock of MediChem outstanding under MediChem's existing stock option plans will be converted into an option to purchase deCODE Common Stock on the same terms and conditions provided that the number of shares subject to such option and the exercise price will be adjusted to reflect the Exchange Ratio. The consummation of the Merger is subject to regulatory approvals, the approval of the stockholders of MediChem and other customary closing conditions. There can be no guarantee that the Merger or the other transactions contemplated by the Merger Agreement will close by any particular date, if at all.

                     As a condition and inducement to the execution of the Merger Agreement, deCODE and Merger Sub entered into several Stockholder Agreements, dated as of January 7, 2002 (the "Stockholder Agreements"), with each of the stockholders of MediChem listed on Appendix B (the "MediChem Holders"). Pursuant to the Stockholder Agreements, each of the MediChem Holders has agreed to vote its shares of MediChem Common Stock (plus any additional shares of capital stock or other voting securities of MediChem or any of its subsidiaries, beneficial ownership of which is directly or indirectly acquired after the date thereof, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of MediChem or any of its subsidiaries received pursuant to any change in the capital stock of MediChem or such subsidiary by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like) beneficially owned by such MediChem Holder (the "MediChem Holder Shares") at every MediChem stockholders meeting and every written consent in lieu of such a meeting (i) in favor of adoption of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement; (ii) against any action that is intended to, or could reasonably be expected to, impede, delay or prevent the consummation of the transactions contemplated by the Merger Agreement; and (iii) against any Acquisition Proposals (as defined in the Stockholder Agreements) made by persons other than deCODE or any of its affiliates.

                     Under the Stockholder Agreements, each MediChem Holder also agreed that it will not enter into any voting or similar agreement or understanding with any person or entity or grant a proxy or power of attorney with respect to the MediChem Holder Shares prior to the Expiration Date (as defined below) (other than a proxy or power of attorney to an officer of MediChem that may be exercised solely in accordance with the foregoing and except as otherwise provided in the Stockholder Agreements) or vote or give instructions in any manner inconsistent with any of the foregoing. Each MediChem Holder also agreed, during the period commencing on the date of the Stockholder Agreements and ending on the Expiration Date, not to, and, if applicable, not to permit any of such MediChem Holder's affiliates to, vote or execute any written consent in lieu of a stockholders meeting or vote, if such consent or vote by the MediChem stockholders would be inconsistent with or frustrate the purposes of the other covenants of such MediChem Holder pursuant to the foregoing. Pursuant to the Stockholder Agreements, the MediChem Holders granted to certain officers of deCODE an irrevocable proxy to vote or act by written consent with respect to the MediChem Holder Shares in accordance with the foregoing in respect of any matter specified in (i), (ii) and (iii) above.

                     Under the Stockholder Agreements, each MediChem Holder agreed, until the earlier of the effective time of the Merger or the Expiration Date (defined below) not to (i) sell, transfer, pledge, encumber, grant, assign or otherwise dispose of, enforce any redemption agreement with MediChem or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, grant, assignment or other disposition of, record or beneficial ownership of any of such MediChem Holder Shares or any interest in any of the foregoing, except to deCODE or Merger Sub; (ii) grant any proxies or powers of attorney, deposit any MediChem Holder Shares into a voting trust or enter into a voting agreement with respect to any MediChem Holder Shares, or any interest in any of the MediChem Holder Shares, except specifically permitted by the Stockholder Agreements; or (iii) take any action that would make any representation or warranty of such MediChem Holder contained in the Stockholder Agreements untrue or incorrect or have the effect of preventing or disabling such MediChem Holder from performing its obligations under the Stockholder Agreements.

                     Under the Stockholder Agreements, each MediChem Holder further agreed, until the earlier of the effective time of the Merger or the Expiration Date, except (i) with respect to deCODE and its affiliates, and (ii) for actions taken by persons in their capacity as officers or directors of MediChem in accordance with Section 6.4(b) of the Merger Agreement, that such MediChem Holder shall not, and shall not permit any of its affiliates or, if applicable, any director, officer, employee, consultant, agent, advisor or representative of such MediChem Holder or any of such MediChem Holder's affiliates (collectively, the "Representatives") to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to any matter described in the preceding paragraph or any Acquisition Proposal; or (ii) participate in any negotiations concerning, or provide to any other person any information or data relating to MediChem or any of its Subsidiaries (as defined in the Merger Agreement) for the purpose of, or have any discussions with any person relating to, or cooperate with or assist or participate in, or facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any effort or attempt by any other person to seek to effect any matter described in the preceding paragraph or any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement such an Acquisition Proposal. Each MediChem Holder agreed immediately to cease and cause to be terminated any activities, discussions or negotiations with any persons existing as of the date of the Stockholder Agreements by the MediChem Holder with respect to any possible Acquisition Proposal, or any matter described in the preceding paragraph, and will take the necessary steps to inform the MediChem Holder's Representatives of the obligations undertaken by such MediChem Holder with respect to the MediChem Holder's Representatives as described herein.

                     The Stockholder Agreements and the irrevocable proxy granted therein shall terminate upon the earliest of the following dates (the "Expiration Date"): (i) the date on which the Merger Agreement is terminated; (ii) the date on which deCODE terminates the Stockholder Agreements upon written notice to the MediChem Holders; or (iii) the effective time of the Merger.

                     deCODE did not pay additional consideration to any MediChem Holder in connection with the execution and delivery of the Stockholder Agreements.

                     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this
                     Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements attached as Exhibits 1, 2, 3, 4, 5 and 6 to this
                     Schedule 13D, which are incorporated here in their entirety where such references and descriptions appear.

ITEM 4.              Purpose of the Transaction.

                     The information set forth or incorporated by reference in
                     Item 3 is incorporated herein by reference.

                     References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, which is incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.              Interest in Securities of the Issuer.

                     (a)-(b) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

                                 As a result of the Stockholder Agreements, deCODE may be deemed to be the beneficial owner of 16,672,386 shares of MediChem Common Stock which constitutes approximately 62.6% of the issued and outstanding shares of MediChem Common Stock based on the number of shares of MediChem Common Stock outstanding as of December 31, 2001 (as represented by MediChem in the Merger Agreement). deCODE may be deemed to have the shared power to vote (or to direct the vote of) the MediChem Holder Shares with respect to those matters described in Item 3; however, deCODE (i) is not entitled to any rights as a stockholder of MediChem as to the MediChem Holder Shares and (ii) disclaims any beneficial ownership of the shares of MediChem Common Stock which are covered by the Stockholder Agreements.

                                 To deCODE's knowledge, no person listed in Annex A has an ownership interest in MediChem.

                                 Set forth in Annex B are the names of the stockholders of MediChem that have entered into the Stockholder Agreements with deCODE, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to deCODE's knowledge.

                     (c) Except as described in Item 3, to the knowledge of deCODE, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

                     (d)         Not applicable.

                     (e)         Not applicable.

                     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this
                     Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements listed as Exhibits 1, 2, 3, 4, 5 and 6 to this
                     Schedule 13D, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     The information set forth or incorporated by reference in Items 3, 4 and 5 is incorporated herein by reference.

ITEM 7.              Material to be Filed as Exhibits.

                     Exhibit 1 Agreement and Plan of Merger, dated as of January 7, 2002, by and among deCODE genetics, Inc., Saga
                                          Acquisition Corp. and MediChem Life
                                          Sciences, Inc. (without exhibits)

                     Exhibit 2 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and Michael T. Flavin (without exhibits)

                     Exhibit 3 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and ChaseMedichem Partners, LLC (without exhibits)

                     Exhibit 4 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and Peachtree Medichem Partners, LLC (without exhibits)

                     Exhibit 5 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and MedEquity Investors Partners, LLC (without exhibits)

                     Exhibit 6 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and David C. Demirjian (without exhibits)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2002       DECODE GENETICS, INC.



                                   By: /s/ Kari Stefansson
                                       -------------------
                                         Name:     Kari Stefansson
                                         Title:    President and Chief Executive
                                                   Officer

                                   APPENDIX A

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of deCODE. Unless otherwise indicated, deCODE genetics, Inc. employs each person identified below. The principal address of deCODE genetics, Inc., and unless otherwise indicated below, the current business address for each individual listed below is c/o deCODE genetics, Inc., Lynghals 1, 110 Reykjavik, Iceland.

NAME AND TITLE:                         PRESENT PRINCIPAL OCCUPATION AND NAME OF
                                        EMPLOYER, CITIZENSHIP

Jean-Francois Formela                   Senior Principal
Director                                Atlas Venture

                                        222 Berkeley Street

                                        Boston, MA  02116
                                        USA

                                        French citizen

Andre Lamotte                           Managing General Partner
Director                                Medical Science Partners

                                        161 Worcester Road, Suite 301
                                        Framingham, MA  01701
                                        USA


Terrance G. McGuire                     Founding General Partner
Director                                Polaris Venture Partners
                                        Bay Colony Corporate Center
                                        1000 Winter Street, Suite 3350
                                        Waltham, MA  02451
                                        USA
                                        U.S. citizen

Kari Stefansson                         Icelandic citizen
Director, Chairman of the Board,
Chief Executive Officer and
President

Sir John Vane                           Honorary President
Director                                William Harvey Research Institute
                                        St. Bartholomew's Hospital
                                        Medical College
                                        London EC1M6BC UK
                                        U.K. citizen

NAME AND TITLE:                         PRESENT PRINCIPAL OCCUPATION AND NAME OF
                                        EMPLOYER, CITIZENSHIP

Hannes Smarason                         Icelandic citizen
Executive Vice President and Senior
Business and Finance Officer

Lance Thibault                          1000 Winter Street
Chief Financial Officer and             Suite 3100
Treasurer                               Wallham, MA 02451
                                        USA
                                        U.S. citizen

Jeffrey Gulcher                         U.S. citizen
Vice President, Research and
Development

Kristjan Erlendsson                     Icelandic citizen
Vice President, Clinical
Collaborations

Mike Young                              U.S. citizen
Vice President, Business
Development

Mark Gurney                             U.S. citizen
Vice President, Pharmaceutical
Discovery

                                   APPENDIX B

The following table sets forth the name and present principal occupation or employment of each MediChem Life Sciences, Inc. stockholder that entered into the Stockholder Agreements with deCODE genetics, Inc. and Saga Acquisition Corp. Except as indicated below, the business address of each such person is c/o MediChem Life Sciences, Inc., 2501 Davey Road, Woodridge, IL 60517.

NAME AND BUSINESS ADDRESS:                          PRESENT PRINCIPAL OCCUPATION            SHARES BENEFICIALLY
                                                    OR EMPLOYMENT                           OWNED
Michael T. Flavin, Ph.D. (1)                        President, Chief Executive Officer,     8,019,908
                                                    Director and Chairman of the Board

ChaseMedichem Partners, LLC (2)                     N/A                                     4,031,497
Attn: Robert W. Daly
16 Laurel Avenue, Suite 150
Wellesley Hills, MA 02481-1904

Peachtree Medichem Partners, LLC (3)                N/A                                     2,342,028
Attn: Robert W. Daly
16 Laurel Avenue, Suite 150
Wellesley Hills, MA 02481-1904

MedEquity Investors Partners, LLC (4)               N/A                                     423,870
Attn: Robert W. Daly
16 Laurel Avenue, Suite 150
Wellesley Hills, MA 02481-1904

David C. Demirjian (5)                              Vice President of Technology            1,855,083
                                                    Strategy and Director

(1) 8,006,135 of such shares are held by the Michael T. Flavin Revocable Trust, of which Dr. Flavin serves as the trustee. By virtue of his position as trustee, Dr. Flavin may be deemed to be the beneficial owner of all shares held by the trust. The total reported shares include stock options that allow Dr. Flavin and his spouse, Karen A. Flavin, to purchase 10,403 shares and 3,370 shares of common stock, respectively.

(2) MedEquity Investors, LLC is the managing member of ChaseMedichem Partners, LLC, which company owns 4,031,497 shares of MediChem common stock. Robert W. Daly is the managing member of both MedEquity Investors, LLC and MedEquity Investors Partners, LLC, which owns 423,870 shares of common stock. A report on
Schedule 13D filed on November 13, 2000 states that of the shares reported as beneficially owned by MedEquity and its affiliates, MedEquity exercises (i) sole power to vote 6,373,525 shares, (ii) shared power to vote 423,870 shares, (iii) sole power to dispose of 6,373,525 shares, and (iv) shared power to dispose of 423,870 shares.

(3) MedEquity Investors, LLC is the managing member of Peachtree MediChem Partners, LLC, which company owns 2,342,028 shares of MediChem common stock. Robert W. Daly is the managing member of both MedEquity Investors, LLC and MedEquity Investors Partners, LLC, which owns 423,870 shares of common stock. A report on Schedule 13D filed on November 13, 2000 states that of the shares reported as beneficially owned by MedEquity and its affiliates, MedEquity exercises (i) sole power to vote 6,373,525 shares, (ii) shared power to vote 423,870 shares, (iii) sole power to dispose of 6,373,525 shares, and (iv) shared power to dispose of 423,870 shares.

(4) Robert W. Daly is the managing member of both MedEquity Investors, LLC and MedEquity Investors Partners, LLC, which owns 423,870 shares of common stock. A report on Schedule 13D filed on November 13, 2000 states that of the shares reported as beneficially owned by MedEquity and its affiliates, MedEquity exercises (i) sole power to vote 6,373,525 shares, (ii) shared power to vote 423,870 shares, (iii) sole power to dispose of 6,373,525 shares, and (iv) shared power to dispose of 423,870 shares.

(5) The reported number of shares for Dr. Demirjian include 354,762 shares which are held in escrow under MediChem's merger agreement with ThermoGen, Inc. dated May 31, 2000. During the two year indemnification period in connection with the merger, Dr. Demirjian is entitled to vote such shares and receive dividends thereon, but may not transfer or encumber such shares.

                                  EXHIBIT INDEX

EXHIBIT NO.          DOCUMENT
-----------          --------
Exhibit 1            Agreement and Plan of Merger, dated as of January 7, 2002, by and among deCODE genetics, Inc., Saga Acquisition Corp.
                     and MediChem Life Sciences, Inc. (without exhibits)

Exhibit 2 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and Michael
                     T. Flavin (without exhibits)

Exhibit 3 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and
                     ChaseMedichem Partners, LLC (without exhibits)

Exhibit 4 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and Peachtree
                     Medichem Partners, LLC (without exhibits)

Exhibit 5 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and MedEquity
                     Investors Partners, LLC (without exhibits)

Exhibit 6 Stockholder Agreement, dated as of January 7, 2002, between deCODE genetics, Inc., Saga Acquisition Corp. and David C.
                     Demirjian (without exhibits)